

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 21, 2006

<u>Via U.S. Mail and Fax (82 31 727 0949)</u>
Mr. Haing Min Kwon
Chief Financial Officer
KT Corporation
206 Jungja-dong
Bundang-do
Gyunggi-do
463-711 Korea

> **RE: KT Corporation**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed June 26, 2006**
> **File No. 1-14926**

Dear Mr. Kwon:

We have reviewed your supplemental response letter dated August 10, 2006 as well as the above referenced filing and have the following comments. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

<u>General</u>

1.   We note from public reports that you may have operations in or contacts with Iran and North Korea, which are identified as a state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department's Bureau of Industry and Security and the U.S. Treasury Department's Office of Foreign Assets Control. We note that the Form 20-F does not contain any information relating to operations in or contacts with either of these countries. Please describe your operations in and contacts with these countries, if any, and discuss their materiality to you in light of the countries' status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.

Your response should describe your current, past and anticipated operations in and contacts with Iran and North Korea, including through subsidiaries, affiliates and other direct and indirect arrangements.

2.   Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with each of the countries individually and in the aggregate. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Iran and North Korea.

If any of your sales or contacts are with the governments or entities controlled by the governments of Iran or North Korea, please address such facts in your qualitative materiality analysis.

3.   To the extent any of your equipment or services are used or sold in Iran and North Korea, please advise us whether they have a military purpose or, to the best of your knowledge, understanding or belief, can be put to military use. Describe for us any known military purpose or use.

*   *   *   *

As appropriate, please amend your Form 20-F and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Lopez, Special Counsel, at (202) 551-3536 if you have questions regarding the above comments. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director